Exhibit 99.16
Media release
Rio Tinto signs MOU with Chinese partners to explore ways to improve environmental performance across the steel value chain

25 September 2019

Rio Tinto, one of the world’s largest iron ore producers, has today signed a Memorandum of Understanding (MOU) with China’s largest steel producer, China Baowu Steel Group and Tsinghua University, one of China’s most prestigious and influential universities (the Parties), to develop and implement new methods to reduce carbon emissions and improve environmental performance across the steel value chain. The China Iron and Steel Association (CISA) invited the Parties to sign the MOU at its China International Steel and Raw Materials Conference held in Qingdao.

The MOU will enable the formation of a joint working group tasked with identifying a pathway to support the goal of reducing carbon emissions across the entire steel value chain, which accounts for between seven and nine per cent of the world’s carbon emissions.1 The working group will establish a joint action plan on how to best utilise the Parties’ complementary strengths in research and development, technologies, processes, equipment, logistics, industry coordination and policy advisory capacities to combat climate change and improve environmental performance.

Rio Tinto chief executive, J-S Jacques said “This pioneering partnership across the steel value chain will bring together solutions to help address the steel industry’s carbon footprint and improve its environmental performance.

“The materials we produce have an important role to play in the transition to a low carbon future and we are committed to partnering with our customers and others to find the most sustainable ways to produce, process and market them. We are already doing this in aluminium and now, through this partnership, we will be doing it in the steel industry.

“We thank CISA for its support and look forward to collaborating with China’s largest steel producer, China Baowu, and Tsinghua University, a global leader in climate change research and collaboration.”

China Baowu chairman, Chen Derong said “China Baowu is committed to ecological and sustainable development. We will promote sustainable production through intelligent manufacturing. We want to make a difference to the iron and steel ecosystem by developing greener factories and enterprises to deliver a cleaner, more sustainable steel industry. China Baowu looks forward to exploring low-carbon metallurgical innovation with Rio Tinto and Tsinghua University, and building a low-carbon industrial value chain. We hope to jointly address climate challenges with our partners, and create a model of harmonious coexistence between cities and steel mills.”

Tsinghua University Vice President You Zheng said "Tsinghua is committed to providing solutions to climate change challenges and contributing wisdom to sustainable development. Initiating the Global Alliance of Universities on Climate is an important milestone, and just one example. The signing will enable us to work closely with the upstream and downstream of the steel industry value chain to jointly find the solution to the industry’s low- carbon transformation."

1 World Steel Association estimate based on 2017 data.

Notes for editors

About Rio Tinto
Rio Tinto produces materials that are essential to human progress. We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 per cent since 2008. In 2015, in support of the Paris Agreement, we committed to substantial long-term decarbonisation by 2050. In 2018, we completed the divestment of our coal assets, becoming the only major mining company not producing fossil fuels. Almost 70 per cent of the electricity used across our business is from low-carbon renewable energy. In 2018, we announced a pioneering new technology partnership with Alcoa, with support from Apple and the governments of Canada and Quebec, to further develop carbon-free aluminium smelting technology – an industry first.

About China Baowu Steel Group
The vision of China Baowu is “to become a leader in the global steel industry”, with a mission to ‘build up a high- quality steel ecosphere together’. China Baowu’s core values of ‘integrity, innovation, synergy, and sharing’ inform its commitment to leading advances in steel production, sustainable development, intelligent manufacturing and service transformation. China Baowu aims to deliver higher profitability through continued reform and development to deliver sustainable, high-quality and intelligent steel production, with coordinated effort across related industries including new materials, modern trade logistics, industrial services, urban services, industrial finance etc. China Baowu’s ambition is to lead the steel industry towards a greener future, through care for the environment, accelerating the sustainable transformation and upgrading of industrial infrastructure to ensure a harmonious co- existence between enterprise, nature and cities to achieve sustainable growth.

About Tsinghua University
Established in 1911, Tsinghua University is one of China’s most prestigious and influential universities. With the motto of “self-discipline and social commitment” and the spirit of “actions speak louder than words”. Tsinghua greatly values the interaction between Chinese and Western cultures, the science and humanities, the ancient and modern. Over the past century, more than 200,000 graduates from Tsinghua have become top talent in China and around the world. Tsinghua is committed to developing innovative solutions that will help solve pressing problems in China and the world, by setting its sight on the frontiers of science and technology that align with the country’s strategic objectives.

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